Exhibit 99.3

Consent of independent registered public accounting firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-105820, 333-105821, 333-118958, 333-169047, 333-175542, 333-211926 and 333-218064) and Form F-10 (No. 333-234005) of Golden Star Resources Ltd. of our report dated February 24, 2021 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 6-K.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
February 24, 2021